Form 10-K, Exhibit 13
period 1995-04-30
AMERICAN SOFTWARE INC
filed 1995-07-28
CIK 713425

                                                                    EXHIBIT 13.1

Shareholder Information

TRANSFER AGENT
Wachovia
Corporate Trust Department
Post Office Box 3001
Winston-Salem, North Carolina 27102
(910) 770-4994

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Corporate Trust Department of Wachovia at the above address.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Atlanta, Georgia

FORM 10-K
American Software's Form 10-K Annual Report to the Securities and Exchange Commission is available without charge to shareholders upon written request to Pat McManus, Investor Relations, 470 East Paces Ferry Road, Atlanta, Georgia 30305.

NASDAQ SYMBOL
The Company's Class A Common Shares are listed on the NASDAQ Stock Market - National Market under the symbol AMSWA and are listed daily in most newspapers under the abbreviation "Am Software".

MARKET MAKERS
The following firms make a market in the common shares of American Software:

Alex Brown & Sons
Bear, Stearns & Co.
Cantor, Fitzgerald & Co.
Dean Witter Reynolds, Inc.
Gruntal & Co., Inc.
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Mayer & Schweitzer, Inc.
Morgan, Keegan & Co.
Nash Weiss/Division of Shatkin Inv.
Olde Discount Corporation
Oppenheimer & Co., Inc.
Prudential Securities Inc.
Sherwood Securities Corp.
The Robinson-Humphrey Company, Inc.
Troster Singer


MARKET PRICE INFORMATION
The table below presents the high and low sales prices for American Software, Inc. common stock as reported by NASDAQ, for the Company's last two fiscal years (1994 and 1995).

FISCAL YEAR 1995                              HIGH               LOW
First Quarter                              $  5 7/8           $  4 3/8
Second Quarter                                5 1/2              4 3/8
Third Quarter                                 3 1/8              2 1/2
Fourth Quarter                                4 1/4              2 3/4

FISCAL YEAR 1994                              HIGH               LOW
First Quarter                              $  8 7/8           $  5 1/2
Second Quarter                                8 3/8              6 3/8
Third Quarter                                 8 1/8              5 1/8
Fourth Quarter                                6 3/8              5

The closing price on July 24, 1995, was 53/4.

CASH DIVIDENDS
FISCAL 1995
First Quarter           $  .08
Second Quarter             .08
Third Quarter               --
Fourth Quarter              --

FISCAL 1994
First Quarter           $  .08
Second Quarter             .08
Third Quarter              .08
Fourth Quarter             .08

There were 1,355 shareholders of record of the Company's Class A Common Shares and 2 shareholders of the Company's Class B Common Shares as of July 24, 1995.

ANNUAL MEETING
The annual meeting of shareholders will be held at 4:00 p.m. on Wednesday, September 6, 1995, at the Hotel Nikko Atlanta, 3300 Peachtree Road, N.E., Atlanta, Georgia. All American Software shareholders are encouraged to attend.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

Selected Consolidated Financial Data (In thousands, except per share amounts)

                                                           1995            1994            1993           1992           1991
      -------------------------------------------------------------------------------------------------------------------------
      For year ended April 30:
      Revenues....................................       $ 79,462       $  94,222       $ 106,844      $ 113,125      $ 101,854
      Total costs and expenses....................         93,050         108,328         103,558         89,932         79,777
                                                         ----------------------------------------------------------------------
         Operating earnings (loss)................        (13,588)        (14,106)          3,286         23,193         22,077
      Other income................................          2,246           2,428           3,459          4,686          4,601
                                                         ----------------------------------------------------------------------
         Earnings (loss) before income taxes......        (11,342)        (11,678)          6,745         27,879         26,678
      Income tax expense (benefit)................         (4,653)         (5,090)          1,635          9,316          9,196
                                                         ----------------------------------------------------------------------
         Net earnings (loss)......................       $ (6,689)      $  (6,588)      $   5,110        $18,563      $  17,482
                                                         ======================================================================
      Net earnings (loss) per common and
         common equivalent share..................       $  ( .30)      $   ( .30)      $     .23      $     .80      $     .75
      Cash dividends per share....................           $.16       $     .32       $     .31      $     .27      $     .23
      As of April 30:
      Working capital.............................       $ 36,407       $  46,328       $  61,839      $  73,171      $  61,063
      Total assets................................       $107,792       $ 117,641       $ 131,540      $ 135,655      $ 122,088
      Long-term debt..............................       $     --       $      --       $      --      $     290      $     299
      Shareholders' equity........................       $ 74,037       $  84,268       $  98,031      $ 105,861      $  90,453

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     As an aid to understanding the Company's operating results for the three years ended April 30, 1995, the following table shows the percentage of certain items included in the consolidated statements of earnings as they relate to revenues.

                                                                      Percentage of Revenues Years Ended April 30,
                                                                          1995            1994          1993
                                                                            %               %             %
- ------------------------------------------------------------------------------------------------------------------
Revenues:
        License fees............................................            26              33            37
        Services................................................            45              44            44
        Maintenance.............................................            29              23            19
                                                                          -----------------------------------
        Total revenues..........................................           100             100           100
Cost of revenues:
        License fees............................................            30              32            29
        Services................................................            28              23            21
        Maintenance.............................................             5               6             5
                                                                          -----------------------------------
        Total cost of revenues..................................            63              61            55
                                                                          -----------------------------------
Selling, general, and administrative expenses...................            54              47            41
Provision for doubtful accounts.................................            --               7             1
                                                                          -----------------------------------
        Operating earnings (loss)...............................           (17)            (15)            3
Other income....................................................             3               3             3
                                                                          -----------------------------------
        Earnings (loss) before income taxes.....................           (14)            (12)            6
Income tax expense (benefit)....................................            (6)             (5)            1
                                                                          -----------------------------------
        Net earnings (loss).....................................            (8)             (7)            5
                                                                          ===================================

     Fiscal 1995 was a year in which the Company's performance improved in the second half of the year as compared to the first half. The first six months of fiscal 1995 yielded a net loss per share of $.26 while the second six months resulted in a net loss of $.04 per share. Two positive factors that affected the improvement in the second half of fiscal 1995 were the increase in software license fee revenues and decrease in total expenses. Software license fee revenues increased from $7.5 million for the first six months to $13.2 million for the last half of the year. Total expenses decreased over the same period from $49.5 million to $43.5 million.

     Software license fee revenues decreased to $20.8 million in fiscal 1995 from $31.1 million in fiscal 1994 and $39.4 million in fiscal 1993. Though these revenues have declined for the last three fiscal years, the Company is encouraged by its results in the second half of fiscal 1995, as mentioned above. Due to a more stable and better trained sales force and better product offerings, the Company believes software license fee revenues will continue to grow in fiscal 1996.

     Services revenues, which are composed primarily of consulting revenues, custom programming revenues, and outsourcing revenues, decreased to $36.0 million in fiscal 1995 from $41.5 million in fiscal 1994 and $47.5 million in fiscal 1993. Outsourcing revenues, a component of services revenue, increased 54% to $9.2 million in fiscal 1995 from $6.0 in fiscal 1994. Outsourcing consists generally of providing the data processing functions for customers by running their software for them on the Company's equipment. Services revenues apart from outsourcing revenues declined 24% to $26.8 million in fiscal 1995 from $35.5 million in fiscal 1994. Unlike outsourcing, the consulting and custom programming business tends to be driven by software license fees generated six to nine months prior. If historical trends prevail, this segment of the business should benefit in fiscal 1996 from the increased software licenses obtained in the second half of fiscal 1995 and the expected software license growth in fiscal 1996.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

     Maintenance revenues increased 5% to $22.6 million in fiscal 1995 versus $21.6 million in fiscal 1994 and increased 9% from fiscal 1993 to fiscal 1994. The growth in maintenance has slowed from previous years due primarily to the slower rate at which new customers are added to maintenance. The decreasing rate at which new customers were added to maintenance relates directly to the decrease in software license fees over the last three years.

     Expenses decreased 14% to $93.0 million in fiscal 1995 from $108.3 million in fiscal 1994 and increased 5% in fiscal 1994 from $103.6 million in fiscal 1993. Expenses for salaries and commissions decreased $5.6 million in fiscal 1995 from fiscal 1994. This was due to a personnel decrease from 905 at the end of the fiscal 1994 to 670 at the end of fiscal 1995. Other significant reductions included employee travel of $2.8 million and marketing expenses of $.4 million. Additionally, factors that caused fiscal 1994 expenses to be higher were a $5.4 million increase to the provision for doubtful accounts and a $1.2 million impairment charge of capitalized software development costs. The impairment charge in fiscal 1994 was for the write-off of principally certain mainframe enhancements.

     The cost of revenues for license fees consists primarily of salaries and related employee benefits, royalties and amortization of computer software costs. These costs were $24.3 million in fiscal 1995 versus $32.8 million in fiscal 1994, primarily due to a decrease in salaries and employee benefits related to the decrease in personnel during the year.

     Services costs of revenues consist of salaries and related employee benefits, contract programming and related travel and living expenses. Services costs increased 2% to $21.9 million in fiscal 1995 from $21.3 million in fiscal 1994, due to an increase in outsourcing costs of $2.6 million, partially offset by decreases in services salaries of $2.1 million.

     Maintenance cost of revenues consists of salaries and related employee benefits. These costs decreased 29% to $4.2 million in fiscal 1995 from $5.9 million in fiscal 1994. The reduction in these costs was directly related to the Company's reduction in its workforce.

     The Company's internal new product development and enhancement of existing products include two categories: research and development expenditures and additions to capitalized computer software development costs. These totalled $12.6 million, $11.7 million, and $13.7 million in fiscal years 1995, 1994, and 1993, respectively, and represented 60%, 38% and 35% of license fees in those years.

     Selling, general and administrative expenses increased 3% to $42.9 million in fiscal 1995 from $41.8 million in fiscal 1994. The increase was primarily due to an expansion of the Company's selling presence worldwide. The Company also decentralized its sales support functions to form cohesive sales units in the field offices. The Company believes that the sales force in place at the end of fiscal 1995 is sufficient to meet its sales objectives for fiscal 1996.

     The provision for (recovery of) doubtful accounts for fiscal 1995 of $(.16 million) was lower than the provision for fiscal 1994 of $6.6 million due primarily to the write-off of two international accounts during fiscal 1994.

     Other income is comprised predominantly of interest income. Cash and investments totaled approximately $32,505,000, $40,674,000, and $50,080,000 and comprised 30%, 35%, and 38% of total assets at April 30, 1995, 1994, and 1993, respectively. Interest income has decreased as a result of total dollars invested in fiscal 1993 through 1995.

     The income tax benefit in fiscal 1995 was 41% of the pretax loss compared to 44% in fiscal 1994, and 24% in expense in fiscal 1993. Most of the benefit can be carried back against previously paid taxes.

     The Company believes that inflation has not materially affected the results of its operations for the past three years.

OPERATING PATTERN

     The Company experienced an irregular pattern of quarterly operating results, caused primarily by fluctuations in both the number and size of software license contracts received and delivered from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Over the past three years, working capital has been provided almost entirely by cash from operations. The Company had no material commitments for capital expenditures as of April 30, 1995.

     The Company's operating activities provided cash of $14.0 million in fiscal 1995, $11.8 million in fiscal 1994 and $19.2 million in 1993. With the Company's adoption of SFAS 115 on May 1, 1994, its securities and money market funds are treated as a trading portfolio. The activities of that portfolio are included in operating activities in the consolidated statement of cash flows for fiscal 1995. The decline in accounts receivable for fiscal 1995 compared to fiscal 1994 had a lesser effect than the decline in fiscal 1994 compared to fiscal 1993.

     Cash used for investing activities was $11.2 million in fiscal 1995, $3.1 million in fiscal 1994 and $5.6 million in fiscal 1993. The Company acquired a 30% interest in TXbase Systems, Inc. for $.8 million in fiscal 1995; acquired certain licensing rights from CODA for $3.3 million in fiscal 1994; and acquired the assets of Distribution Sciences, Inc. for $4.7 million ($2.5 million in cash) in fiscal 1993.

     Cash used for financing activities was $3.7 million in fiscal 1995, $7.7 million in fiscal 1994 and $16.2 million in fiscal 1993. The reduction in cash used for financing activities in fiscal 1995 as compared to fiscal 1994 was due to the suspension of the Company's quarterly dividends after payment of two quarterly dividends. The reduction in fiscal 1994 as compared to fiscal 1993 was due to the reduced amount of stock repurchased and extinguishment of long-term debt.

     The Company's consolidated balance sheet remains extremely strong with a current ratio of 2.4 to 1. Liquidity also remains strong, with cash and investments totaling 30% of total assets. The Company expects existing cash and investments, combined with working capital generated from operations, to be sufficient to meet its operational needs in fiscal 1996.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

April 30, 1995 and 1994

Assets                                                                                  1995                1994
- -------------------------------------------------------------------------------------------------------------------
Current assets:
        Cash..................................................................    $   1,228,461       $   2,172,745
        Investments, estimated market value of $38,760,616
           in 1994 (note 2)...................................................       31,276,773          38,500,941
        Trade accounts receivable, less allowance for
           doubtful accounts of $1,906,284 in 1995 and
           $3,800,000 in 1994.................................................       11,008,273          15,581,382
        Unbilled accounts receivable..........................................        5,409,390           4,325,913
        Current deferred income taxes (note 3)................................        2,269,548           2,465,206
        Refundable income taxes...............................................        8,304,601           6,117,848
        Prepaid expenses and other current assets.............................        2,474,950           3,177,126
                                                                                  ---------------------------------
           Total current assets...............................................       61,971,996          72,341,161
                                                                                  ---------------------------------
Property and equipment, at cost:
        Buildings and leasehold improvements..................................       19,021,450          17,807,393
        Computer equipment....................................................       14,167,275          12,752,300
        Office furniture and equipment........................................        4,186,816           3,804,575
                                                                                  ---------------------------------
                                                                                     37,375,541          34,364,268
        Less accumulated depreciation and amortization........................       19,283,211          16,886,676
                                                                                  ---------------------------------
           Net property and equipment.........................................       18,092,330          17,477,592
                                                                                  ---------------------------------
Capitalized computer software development costs,
        less accumulated amortization of $28,248,564 in
        1995 and $21,532,475 in 1994..........................................       20,372,465          20,049,606
Purchased computer software costs, less accumulated
        amortization of $7,522,237 in 1995 and $5,199,170 in 1994.............        5,414,553           7,139,495
                                                                                  ---------------------------------
           Total computer software costs......................................       25,787,018          27,189,101
                                                                                  ---------------------------------
Other assets, net.............................................................        1,940,209             633,080
                                                                                  ---------------------------------
                                                                                  $ 107,791,553       $ 117,640,934
                                                                                  =================================

See accompanying notes to consolidated financial statements.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

April 30, 1995 and 1994

Liabilities and Shareholders' Equity                                                      1995                 1994
- ----------------------------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable............................................................    $   5,132,774        $   4,377,914
    Accrued compensation and related costs......................................        2,797,422            5,055,926
    Accrued royalties...........................................................        1,161,836            1,114,376
    Other current liabilities...................................................        3,722,891            2,193,017
    Deferred revenue............................................................       12,750,156           13,272,252
                                                                                    ----------------------------------
            Total current liabilities...........................................       25,565,079           26,013,485
Deferred income taxes (note 3)..................................................        8,189,662            7,358,968
                                                                                    ----------------------------------
            Total liabilities...................................................       33,754,741           33,372,453
                                                                                    ----------------------------------
Shareholders' equity (note 5):
    Common stock:
        Class A, $.10 par value. Authorized 50,000,000
            shares; issued 18,729,871 shares in 1995
            and 18,688,728 shares in 1994.......................................        1,872,988            1,868,873
        Class B, $.10 par value. Authorized 10,000,000
            shares; issued and outstanding 4,840,489 shares
            in 1995 and 1994; convertible into Class A shares
            on a one-for-one basis..............................................          484,049              484,049
    Additional paid-in capital..................................................       30,656,333           30,415,118
    Retained earnings...........................................................       52,846,986           63,105,879
                                                                                    ----------------------------------
                                                                                       85,860,356           95,873,919
    Less Class A treasury stock, 1,306,943 shares in
        1995 and 1,239,000 shares in 1994, at cost..............................       11,823,544           11,605,438
                                                                                    ----------------------------------
            Total shareholders' equity..........................................       74,036,812           84,268,481
                                                                                    ----------------------------------
Commitments and contingencies (notes 4, 7 and 8)
                                                                                    $ 107,791,553        $ 117,640,934
                                                                                    ==================================

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended April 30, 1995, 1994, and 1993

                                                                                1995               1994               1993
- -----------------------------------------------------------------------------------------------------------------------------
Revenues (note 6):
      License fees..................................................       $ 20,780,444       $ 31,107,052       $ 39,454,427
      Services......................................................         36,049,657         41,492,285         47,494,758
      Maintenance...................................................         22,631,551         21,622,555         19,894,711
                                                                           --------------------------------------------------
         Total revenues.............................................         79,461,652         94,221,892        106,843,896
Cost of revenues:
      License fees..................................................         24,274,510         32,760,937         31,928,453
      Services......................................................         21,864,138         21,331,001         22,142,464
      Maintenance...................................................          4,167,879          5,859,773          5,665,424
                                                                           --------------------------------------------------
         Total cost of revenues.....................................         50,306,527         59,951,711         59,736,341
                                                                           --------------------------------------------------
Selling, general, and administrative
      expenses......................................................         42,901,873         41,750,390         42,567,216
Provision for (recovery of) doubtful
      accounts......................................................           (158,944)         6,626,099          1,254,759
                                                                           --------------------------------------------------
         Operating earnings (loss)..................................        (13,587,804)       (14,106,308)         3,285,580
Other income (expense):
      Interest income...............................................          2,044,864          2,492,378          2,880,518
      Other, net....................................................            200,464            (64,092)           578,613
                                                                           --------------------------------------------------
         Earnings (loss) before income taxes........................        (11,342,476)       (11,678,022)         6,744,711
Income tax expense (benefit) - (note 3).............................         (4,653,314)        (5,090,000)         1,634,970
                                                                           --------------------------------------------------
         Net earnings (loss)........................................       $ (6,689,162)      $ (6,588,022)      $  5,109,741
                                                                           ==================================================
Net earnings (loss) per common and
      common equivalent share.......................................             $ (.30)            $ (.30)             $ .23
                                                                           ==================================================
Weighted average number of common
      and common equivalent shares
      outstanding...................................................         22,317,899         22,324,258         22,708,960
                                                                           ==================================================

See accompanying notes to consolidated financial statements.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended April 30, 1995, 1994, and 1993

                                               Common stock                  Additional                                   Total
                                      Class A                 Class B          paid-in      Retained      Treasury     shareholders'
                               Shares       Amount      Shares     Amount      capital      earnings        stock         equity
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1992... 18,347,241  $ 1,834,724  5,012,869  $ 501,287  $ 28,483,627  $ 78,721,913  $ (3,680,250) $ 105,861,301
Cash dividends declared
  - $.31 per share..........         --           --         --         --            --    (6,989,740)           --     (6,989,740)
Proceeds from stock options
   exercised at $2.22 to
   $9.25 per share..........     97,780        9,778         --         --       439,102            --            --        448,880
Income tax benefit from
   stock transactions
   involving options
   (note 3).................         --           --         --         --       140,682            --            --        140,682
Conversion of Class B shares
   into Class A shares......    153,580       15,358   (153,580)   (15,358)           --            --            --             --
Grants of compensatory stock
   options..................         --           --         --         --       590,424            --            --        590,424
Repurchase of 709,000
   Class A shares...........         --           --         --         --            --            --    (7,130,563)    (7,130,563)
Net earnings................         --           --         --         --            --     5,109,741            --      5,109,741
                             -------------------------------------------------------------------------------------------------------
Balance at April 30, 1993... 18,598,601    1,859,860  4,859,289    485,929    29,653,835    76,841,914   (10,810,813)    98,030,725

Cash dividends declared -
   $.32 per share...........         --           --         --         --            --    (7,148,013)           --     (7,148,013)
Proceeds from stock
   options exercised at
   $2.22 to $6.67 per share.     71,327        7,133         --         --       234,353            --            --        241,486
Conversion of Class B
   shares into Class A
   shares...................     18,800        1,880    (18,800)    (1,880)           --            --            --             --
Grants of compensatory
   stock options............         --           --         --         --       526,930            --            --        526,930
Repurchase of 127,000
   Class A shares...........         --           --         --         --            --            --      (794,625)      (794,625)
Net loss....................         --           --         --         --            --    (6,588,022)           --     (6,588,022)
                             -------------------------------------------------------------------------------------------------------
Balance at April 30, 1994... 18,688,728    1,868,873  4,840,489    484,049    30,415,118    63,105,879   (11,605,438)    84,268,481

Cash dividends declared -
   $.16 per share...........         --           --         --         --            --    (3,569,731)           --     (3,569,731)
Proceeds from stock options
   exercised at $2.22 to
   $4.11 per share and
   other stock option
   transactions.............     41,143        4,115         --         --        46,791            --            --         50,906
Grants of compensatory
   stock options............         --           --         --         --       194,424            --            --        194,424
Repurchase of 85,000
   Class A shares...........         --           --         --         --            --            --      (296,250)      (296,250)
Issuance of 17,057
   Class A shares under
   the Dividend
   Reinvestment Plan........         --           --         --         --            --            --        78,144         78,144
Net loss....................         --           --         --         --            --    (6,689,162)           --     (6,689,162)
                             -------------------------------------------------------------------------------------------------------

Balance at April 30, 1995... 18,729,871  $ 1,872,988  4,840,489  $ 484,049  $ 30,656,333  $ 52,846,986  $(11,823,544)  $ 74,036,812
                             =======================================================================================================


See accompanying notes to consolidated financial statements.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30, 1995, 1994, and 1993


                                                                                   1995                1994               1993
- ----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings (loss).................................................      $ (6,689,162)       $ (6,588,022)       $ 5,109,741
    Adjustments to reconcile net earnings (loss) to net
      cash provided by operating activities:
        Depreciation and amortization...................................        11,748,244          12,159,628          8,752,555
        Net loss (gain) on investments..................................          (609,099)            326,019           (332,407)
        Loss on disposal of property....................................            38,376                  --                 --
        Capitalized software impairment charge..........................                --           1,167,496                 --
        Income tax benefit from stock transactions
          involving options.............................................                --                  --            140,682
        Grants of compensatory stock options............................           194,424             526,930            590,424
        Deferred income taxes...........................................         1,026,352            (577,072)           584,252
        Changes in operating assets and liabilities:
          Net increase in money market funds............................        (3,324,796)                 --                 --
          Purchases of trading securities...............................        (4,055,226)                 --                 --
          Proceeds from sale of trading securities......................         8,947,802                  --                 --
          Proceeds from maturities of trading
            securities..................................................         6,265,487                  --                 --
          Accounts receivable...........................................         3,489,632           9,207,942          2,700,712
          Prepaid expenses and other current assets.....................          (375,114)         (1,675,610)           806,721
          Accounts payable and other liabilities........................            73,690            (515,433)         1,740,712
          Income taxes..................................................        (2,186,753)         (3,274,939)          (282,750)
          Deferred revenue..............................................          (522,096)            996,838           (650,185)
                                                                              ----------------------------------------------------
            Net cash provided by operating activities...................        14,021,761          11,753,777         19,160,457
                                                                              ----------------------------------------------------
Cash flows from investing activities:
    Capitalized software development costs..............................        (7,352,301)         (7,315,470)        (8,610,918)
    Net decrease in money market funds..................................                --           9,659,922            895,575
    Purchases of investments............................................                --          (7,624,256)       (27,579,159)
    Proceeds from maturities of investments.............................                --           3,276,226          3,732,312
    Proceeds from sales of investments..................................                --           4,681,535         30,563,933
    Purchase of assets (note 4).........................................                --          (3,300,000)        (2,500,000)
    Purchase of TXbase Systems, Inc. stock (note 4).....................          (827,164)                 --                 --
    Purchases of property and equipment.................................        (3,049,649)         (2,517,387)        (2,126,280)
                                                                              ----------------------------------------------------
            Net cash used in investing activities.......................       (11,229,114)         (3,139,430)        (5,624,537)
                                                                              ----------------------------------------------------
Cash flows from financing activities:
    Repurchases of common stock.........................................          (296,250)           (794,625)        (7,130,563)
    Repayment of long-term debt.........................................                --                  --         (2,490,403)
    Proceeds from Dividend Reinvestment Plan (note 5)...................            78,144                  --                 --
    Proceeds from exercise of stock options.............................            50,906             241,486            448,880
    Dividends paid......................................................        (3,569,731)         (7,148,013)        (6,989,740)
                                                                              ----------------------------------------------------
            Net cash used in financing activities.......................        (3,736,931)         (7,701,152)       (16,161,826)
                                                                              ----------------------------------------------------
Net change in cash......................................................          (944,284)            913,195         (2,625,906)
Cash at beginning of year...............................................         2,172,745           1,259,550          3,885,456
                                                                              ----------------------------------------------------
Cash at end of year.....................................................      $  1,228,461        $  2,172,745        $ 1,259,550
                                                                              ====================================================
Supplemental disclosure of cash (received)
  paid during the year for income taxes.................................      $ (3,492,913)       $ (1,237,989)       $ 1,333,468
                                                                              ====================================================

Supplemental disclosure of noncash investing and financing activities:

In 1993, the Company purchased the assets of Distribution Sciences, Inc. for $4,738,360 (see note 4). In conjunction with the purchase, a note payable was issued as follows:

   Assets acquired............  $ 4,738,360
   Cash paid..................   (2,500,000)
                                -----------
   Note payable issued........  $ 2,238,360
                                ===========

Subsequent to the date of acquisition, the Company entered into an agreement to extinguish the note payable.

See accompanying notes to consolidated financial statements.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 1995, 1994, and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of American Software, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

    The Company is engaged in the development, marketing, and support activities of a broad range of computer applications software. The Company's operations are principally in the computer software industry with an emerging computer operations outsourcing business.

(B) REVENUE RECOGNITION

    License fees in connection with license agreements for standard proprietary and tailored software are recognized upon delivery of the software providing collection is considered probable and no significant obligations remain outstanding. The percentage-of-completion method of accounting is utilized to recognize revenue on products under development for fixed amounts. Progress under the percentage-of-completion method is measured based on management's best estimate of the cost of work completed in relation to the total cost of work to be performed under the contract. Any estimated losses on products under development for fixed amounts are immediately recognized in the consolidated financial statements. All significant costs associated with maintenance included in the initial license fee are recognized.

    Revenue related to custom programming and education is recognized as the related services are performed.

    Maintenance revenue is recognized ratably over the term of the maintenance agreements.

    Deferred revenue represents advance payments to the Company by customers for services and products.

(C) INVESTMENTS

    Investments at April 30, 1995, consist of money market funds, debt securities, and marketable equity securities. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS
    115) as of May 1, 1994. Pursuant to the provisions of SFAS 115, the Company has classified its investment portfolio as "trading." "Trading" securities are bought and held principally for the purpose of selling them in the near term and are recorded at fair value. Unrealized gains and losses on trading securities are included in the determination of net earnings (loss). The effect of adopting SFAS 115 was not significant and has been included in other income, net in the accompanying 1995 consolidated statement of operations.

    Investments at April 30, 1994 include money market funds, debt securities, and marketable equity securities. Money market funds are stated at market. Debt securities are carried at cost. Marketable equity securities (other marketable securities) are recorded at the lower of aggregate cost or market. The cost of the marketable securities sold is based on the earliest acquisition cost of each security held at the time of sale. Unrealized gains and losses on marketable equity securities are recognized in the determination of net earnings (loss).

(D) PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation of buildings, computer equipment, and office furniture and equipment is calculated using the straight-line method based upon estimated useful lives of 30 years, five years, and five years, respectively. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(E) CAPITALIZED COMPUTER SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes computer software development costs by project, commencing when technological feasibility for the respective product is established and concluding when the product is ready for general release to customers. The Company makes an ongoing assessment of the recoverability of its capitalized software projects by comparing the amount capitalized for each product group to the estimated net realizable value ("NRV") of the product group. If the NRV is less than the amount capitalized, a write-down to NRV is recorded. The Company capitalized computer software development costs totaling $7,352,301, $7,315,470, and $8,610,918 in 1995, 1994, and
    1993, respectively. The Company expensed $1,167,496 in 1994 as this amount was deemed unrealizable based on future sales projections. Capitalized computer software development costs are being amortized using the straight-line method over an estimated useful life of three years. Amortization expense was $7,029,442, $7,491,124, and $4,793,398 in 1995, 1994, and 1993,
    respectively.

    The total of research and development costs and additions to capitalized computer software development costs are $12,552,301, $11,665,470, and $13,688,918 in fiscal years 1995, 1994, and 1993, respectively. The Company incurred research and development costs totaling approximately $5,200,000, $4,350,000, and $5,078,000, which were expensed in 1995, 1994, and 1993, respectively.

(F) PURCHASED COMPUTER SOFTWARE COSTS

    Purchased computer software costs represent the cost of acquiring computer software. Amortization of purchased computer software costs is calculated using the straight-line method over a period of five years. Amortization expense was $2,322,267, $2,189,516, and $897,487 in 1995, 1994, and 1993,
    respectively.

(G) INCOME TAXES

    The Company accounts for income taxes using the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(H) EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

    Earnings (loss) per common and common equivalent share are based on the weighted average number of Class A and B shares outstanding, since the Company considers the two classes of common stock as one class for the purposes of the earnings (loss) per share computation, and share equivalents from dilutive stock options outstanding during each year. Share equivalents are excluded from the aforementioned computation during loss periods.

(I) RECLASSIFICATIONS

    Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform to the 1995 presentation.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(2) INVESTMENTS

    As discussed in note 1, the Company adopted SFAS 115 as of May 1, 1994. The change in method of accounting for investments did not have a significant effect on the 1995 consolidated statement of operations. Prior years' financial statements have not been restated to apply the provisions of SFAS 115.

    Investments consist of the following:

               April 30,                                            1995             1994
    ----------------------------------------------------------------------------------------
    Money market funds.......................................   $ 6,052,123      $ 2,727,331
    Debt securities:
            U.S. Treasury securities.........................     1,460,892        2,451,834
            Tax-exempt state and municipal bonds.............    19,868,293       28,307,423
                                                                ----------------------------
               Total debt securities.........................    21,329,185       30,759,257
                                                                ----------------------------
    Other marketable securities..............................     3,895,465        5,014,353
                                                                ----------------------------
                                                                $31,276,773      $38,500,941
                                                                ============================

    In 1995, the Company's investment portfolio experienced a net unrealized holding gain of $609,099, which has been included in other income, net in the consolidated statement of operations.

    The Company utilizes major investment bankers to maintain custody of its investments. At April 30, 1995, a major investment banker held 37% of the investments and two other major investment bankers combined held 41% of the investments. At April 30, 1995, 99% of the tax-exempt state and municipal bonds related to state and municipal governments and authorities in Georgia.

    The cost and estimated market value of investments in debt securities at April 30, 1994, are as follows:

                                                                  Gross          Gross         Estimated
                                                               unrealized     unrealized        market
                                                  Cost            gains         losses           value
    -----------------------------------------------------------------------------------------------------
    U.S. Treasury securities...............   $  2,451,834      $      --      $  59,514     $  2,392,320
    Tax-exempt state and
       municipal bonds.....................     28,307,423        568,558        249,368       28,626,613
                                              -----------------------------------------------------------
                                              $ 30,759,257      $ 568,558      $ 308,882     $ 31,018,933
                                              ===========================================================

    Proceeds from sale of debt securities were $2,321,676 in 1994 and proceeds from maturities of debt securities were $3,276,226 in 1994. Gross gains from sale of debt securities were $85,725 in 1994 and gross losses from sales of debt securities were $7,031 in 1994.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

    Proceeds from sale of debt securities were $27,257,248 in 1993 and proceeds from maturities of debt securities were $3,356,000 in 1993. Gross gains from sale of debt securities were $638,694 in 1993 and gross losses from sales of debt securities were $245,029 in 1993.

    Other marketable securities were carried at market at April 30, 1994, which was lower than cost. These investments had an aggregate cost of approximately $5,287,000 at April 30, 1994. A valuation allowance to reduce the carrying amount of the portfolio to market in the amounts of approximately $273,000 and $119,000 was recorded at April 30, 1994, and 1993, respectively. Changes in the valuation allowance were included in the determination of net earnings (loss). At April 30, 1994, the gross unrealized gains and losses pertaining to other marketable securities were approximately $435,000 and $708,000, respectively. Net realized gains of $239,540 and $383,238 from the sale of other marketable securities are included in the determination of net earnings (loss) in 1994 and 1993, respectively.

(3) INCOME TAXES

    Total income tax expense (benefit) for the years ended April 30, 1995, 1994, and 1993 was allocated as follows:

                                                           1995              1994             1993
    -------------------------------------------------------------------------------------------------
    Earnings (loss) before income taxes..........     $ (4,653,314)     $ (5,090,000)     $ 1,634,970
    Shareholder's equity, for compensation
      expense for tax purposes in excess of
      amounts recognized for financial
      reporting purposes.........................               --                --         (140,682)
                                                      -----------------------------------------------
                                                      $ (4,653,314)     $ (5,090,000)     $ 1,494,288
                                                      ===============================================

    Income tax expense (benefit) consists of the following:

                                                                    Years ended April 30,
                                                        1995                1994               1993
    --------------------------------------------------------------------------------------------------
    Current:
       Federal...............................      $ (5,372,185)       $ (3,699,670)       $    51,412
       State.................................          (696,280)           (433,456)            24,422
                                                   ---------------------------------------------------
                                                     (6,068,465)         (4,133,126)            75,834
                                                   ---------------------------------------------------
    Deferred:
       Federal...............................         1,191,589            (805,708)         1,349,744
       State.................................           223,562            (151,166)           209,392
                                                   ---------------------------------------------------
                                                      1,415,151            (956,874)         1,559,136
                                                   ---------------------------------------------------
                                                   $ (4,653,314)       $ (5,090,000)       $ 1,634,970
                                                   ===================================================

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

    The Company's effective income tax rate of 41%, 44%, and 24% for the years ended April 30, 1995, 1994, and 1993, respectively, differs from the "expected" income tax expense (benefit) for those years calculated by applying the Federal statutory rate of 34% to earnings (loss) before income taxes as follows:

                                                                 1995               1994              1993
    -----------------------------------------------------------------------------------------------------------
    Computed "expected" income tax
      expense (benefit)..............................        $ (3,856,442)      $ (3,970,527)      $ 2,293,202
    Increase (decrease) in income taxes
      resulting from:
        State income taxes, net of Federal
          income tax effect..........................            (311,994)          (369,221)          154,317
        Foreign taxes paid...........................             571,812            661,651           627,799
        Foreign tax credits..........................            (571,812)          (661,651)         (627,799)
        Tax-exempt interest income...................            (639,752)          (751,444)         (710,143)
        Reduction in state tax rate applicable
          to deferred income taxes...................                  --                 --          (187,259)
        Cancellation of compensatory
          stock options..............................             226,530                 --                --
        Other, net...................................             (71,656)             1,192            84,853
                                                             --------------------------------------------------
                                                             $ (4,653,314)      $ (5,090,000)      $ 1,634,970
                                                             ==================================================

    The significant components of deferred income tax expense attributable to earnings (loss) before income taxes for the years ended April 30, 1995, 1994, and 1993 are as follows:

                                                            1995            1994             1993
    --------------------------------------------------------------------------------------------------
    Deferred tax expense (benefit).................      $ 1,188,621      $ (956,874)     $ 1,746,395
    Cancellation of compensatory
      stock options................................          226,530              --               --
    Reduction in state tax rate applicable
      to deferred income...........................               --              --         (187,259)
                                                         ---------------------------------------------
                                                         $ 1,415,151      $ (956,874)     $ 1,559,136
                                                         =============================================

    The Company recognized an income tax benefit of $-0- in 1995 and 1994 and $140,682 in 1993 related to its employees' sale and disqualification of stock from qualified stock options and exercise of nonqualified stock options. The income tax benefit in 1993 has been excluded from the determination of income tax expense (benefit) and included directly in additional paid-in capital.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 1995, and April 30, 1994, are presented as follows:

                                                                              1995              1994
    ----------------------------------------------------------------------------------------------------
    Deferred tax assets:
        Compensated absences and other expenses, due
           to accrual for financial reporting purposes.............       $ 1,107,994       $ 1,107,944
        Accounts receivable, due to allowance for
           doubtful accounts.......................................           724,007         1,063,440
        Compensation expense related to grants of
           nonqualified stock options..............................           189,063           442,110
        Deferred gain on sale of real estate option................           169,214           265,908
        Other, net.................................................            79,270           293,822
                                                                         ------------------------------
            Total gross deferred tax assets........................         2,269,548         3,173,224
                                                                         ------------------------------
    Deferred tax liabilities:
        Capitalized computer software development costs............        (7,730,382)       (7,614,841)
        Property and equipment, primarily due to
           differences in depreciation.............................          (459,280)         (452,145)
                                                                         ------------------------------
            Total gross deferred tax liabilities...................        (8,189,662)       (8,066,986)
                                                                         ------------------------------
            Net deferred tax liability.............................      $ (5,920,114)     $ (4,893,762)
                                                                         ==============================

    Refundable income taxes arose primarily from the 1995 and 1994 taxable losses that were carried back to earlier profitable years to recover income taxes previously paid.

(4) ACQUISITIONS

    In 1995, the Company acquired a 30% interest in TXbase Systems, Inc., a client/server-based software company, for $827,164. This investment is being accounted for under the equity method. The excess investment over the underlying equity in net assets is being amortized using the straight-line method over a period of five years. In conjunction with the purchase, the Company extended TXbase Systems, Inc. a line of credit in the amount of $800,000 providing certain financial and other requirements are met. Any outstanding advance balance is convertible into additional equity ownership at the discretion of the Company. No advances on this line of credit were outstanding as of April 30, 1995.

    In July 1993, the Company purchased from Coda Corporation the proprietary rights to certain computer software for $3,300,000.

    In June 1992, the Company acquired the assets and assumed certain liabilities of Distribution Sciences, Inc., a transportation software company, for approximately $4,738,000. The acquisition has been accounted for under the purchase method of accounting. The results of operations have been included since the date of acquisition. The pro forma results are not significant to the accompanying consolidated financial statements.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

    In connection with the acquisition of Distribution Sciences, Inc., the seller provided a noninterest-bearing note payable, which had a discounted value of $2,238,360 using an interest rate of 6.5%. Subsequent to the date of acquisition, the Company entered into an agreement to extinguish the note payable at a gain. Such gain was not significant.

(5) SHAREHOLDERS' EQUITY

    In 1992, the Company discontinued issuing options under its Incentive Stock Option Plan and its Nonqualified Stock Option Plan. There are 62,026 options outstanding under these plans at April 30, 1995. These plans were replaced with the 1991 Employee Stock Option Plan ("1991 Plan") and the Director and Officer Stock Option Plan ("D and O Plan"). Under the 1991 Plan, the Board of Directors is authorized to grant key employees options to purchase up to 1,650,000 shares of Class A common stock, plus any shares granted under the terminated plans that terminate or expire without being wholly exercised. These options are exercisable in four equal annual installments commencing one year from the effective date of grant. All options must be exercised within ten years of the effective date of grant, but will expire sooner if the optionee's employment terminates. Under the D and O Plan, the Board of Directors is authorized to grant directors and officers options to purchase up to 900,000 shares of Class A common stock. These options are exercisable based upon the terms of such options up to 10 years after the date of grant, but will expire sooner if the optionee's employment terminates. Additionally, both the 1991 Plan and D and O Plan can issue either incentive stock options or nonqualified stock options. Both the 1991 Plan and D and O Plan will terminate on May 13, 2001.

    Summarized option data for the incentive options and the nonqualified options as of April 30, 1995, is as follows:

                                                     Shares         Range of
                                                     under            price
                                                     option         per share
    Options outstanding
      at April 30, 1994.......................      1,611,148     $ 2.22-16.88
    Options granted...........................      2,639,524        2.75-5.75
    Options exercised.........................        (41,143)       2.22-4.11
    Options canceled..........................     (1,996,479)      2.75-16.88
                                                   ---------------------------
    Options outstanding
      at April 30, 1995.......................      2,213,050     $ 2.22-15.00
                                                   ===========================

    Incentive and nonqualified options exercisable at April 30, 1995, are 21,938 and 67,088 shares, respectively. Options available for grant at April 30, 1995, for the 1991 Plan and D and O Plan are 421,052 and 453,063 shares, respectively.

    Except for the election or removal of Directors and class votes as required by law or the Articles of Incorporation, holders of both classes of common stock vote as a single class on all matters with each share of Class A common stock entitled to cast one-tenth vote per share and each share of Class B common stock entitled to cast one vote per share. Neither has cumulative voting rights. Holders of Class A common stock, as a class, are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number of Directors) if the number of outstanding shares of Class A common stock is at least 10% of the number of outstanding shares of both classes of common stock. No cash or property dividend may be paid to holders of shares of Class B common stock during any fiscal year of the Company unless a dividend of $.05 per share has been paid in such year on each outstanding share of Class A common stock. This $.05 per share annual dividend preference is noncumulative.

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

    Dividends per share of Class B common stock during any fiscal year may not exceed dividends paid per share of Class A common stock during each year. Each share of Class B common stock is convertible at any time into one share of Class A common stock at the option of the shareholder. Class A and B shares are considered as one class for purposes of the earnings (loss) per share computation.

    In 1995, the Company adopted a Dividend Reinvestment Plan retroactive to February 25, 1994. Under the Plan, 500,000 shares of the Company's Class A common stock are reserved for the use of the Dividend Reinvestment Plan. The shares are to be utilized from treasury stock to the extent available, with any additional shares to be utilized from authorized but unissued shares of Class A common stock. In 1995, 17,057 shares were issued pursuant to this plan.

(6) INTERNATIONAL REVENUES

    International revenues approximated $10,321,000 or 13%, $16,442,000 or 17%, and $17,216,000 or 16%, of consolidated revenues for the years ended April 30, 1995, 1994, and 1993, respectively, and were primarily from customers in Canada, Europe, Australia, and Asia.

(7) COMMITMENTS

    The Company leases an office facility from a partnership controlled by the two Class B shareholders, under an operating lease expiring in December 1996, with annual adjustments for inflation. Amounts expensed under this lease for the years ended April 30, 1995, 1994, and 1993 approximated $291,000, $285,000, and $278,000, respectively.

    The Company leases other office facilities, certain office equipment, and computer equipment under various operating leases expiring through 1997. Rental expense for these operating leases approximated $5,866,000, $3,586,000, and $3,570,000 for the years ended April 30, 1995, 1994, and
    1993, respectively.

    Approximate aggregate minimum annual rentals under all long-term, noncancellable, operating leases are as follows:

    Years ending April 30,
    1996....................................     $  4,887,038
    1997....................................        3,187,949
    1998....................................        1,555,737
    1999....................................        1,384,241
    2000....................................          266,699
                                                 ------------
                                                 $ 11,281,664
                                                 ============

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

    The Company has a profit sharing plan covering all employees with at least 12 months of service. The Company's contribution to the plan is determined by the Board of Directors, and is limited to a maximum of fifteen percent (15%) of the compensation (as defined) of the participating employees during the Company's fiscal year, and is payable only out of the annual net earnings or accumulated earnings of the Company. Participants in the plan are entitled, but not required, to contribute a maximum of ten percent (10%) of their annual compensation to the plan. The Company did not make contributions for 1995, 1994, or 1993.

(8) CONTINGENCIES

    The Company has been named as a defendant in legal actions arising from their normal business activities in which certain damages have been claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based upon consultation with legal counsel, any such liability will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

(9) QUARTERLY FINANCIAL DATA (UNAUDITED)

    Unaudited quarterly financial data is as follows:

                                                                                 Fiscal quarters
                                                           First            Second             Third           Fourth
    ---------------------------------------------------------------------------------------------------------------------
    1995:
    Revenues....................................       $ 18,257,025      $ 20,257,247      $ 20,593,907     $ 20,353,473
    Gross profit................................          5,296,361         7,232,929         8,002,484        8,623,351
    Operating loss..............................         (5,809,381)       (5,179,983)       (1,951,495)        (646,945)
    Net earnings (loss).........................         (2,967,007)       (2,891,634)         (992,181)         161,660
                                                       ------------------------------------------------------------------
    Earnings (loss) per common and
        common equivalent share.................       $       (.13)     $       (.13)     $       (.04)    $        .01
                                                       ------------------------------------------------------------------
    1994:
    Revenues....................................       $ 25,164,057      $ 22,440,061      $ 24,333,028     $ 22,284,746
    Gross profit................................         10,749,576         7,670,909         9,206,290        6,643,406
    Operating earnings (loss)...................            898,552        (5,749,716)         (652,077)      (8,603,067)
    Net earnings (loss).........................          1,033,620        (2,903,831)          216,521       (4,934,332)
                                                       ------------------------------------------------------------------
    Earnings (loss) per common and
        common equivalent share.................       $        .05      $       (.13)     $        .01     $       (.22)
                                                       ------------------------------------------------------------------

- --------------------------------------------------------------------------------
                   American Software, Inc. and Subsidiaries
- --------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Software, Inc.:

We have audited the accompanying consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Software, Inc. and subsidiaries as of April 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1995, in conformity with generally accepted accounting principles.


                             KPMG Peat Marwick LLP

Atlanta, Georgia
June 9, 1995